UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

APRIL 14, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

United Stationers, Inc.

File No. 000-10653- CF#25543

United Stationers, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 6, 2010 and a Form 10-Q filed on November 4, 2010, as modified by the same contract refiled with fewer redactions with a Form 10-K filed on February 25, 2011.

Based on representations by United Stationers, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.1	through October 15, 2014
Exhibit 10.2 (refiled as Exhibit 10.1 to the Form 10-Q filed on November 4, 2010 and as Exhibit 10.22 to the Form 10-K filed February 25, 2011)	through July 7, 2012
Exhibit 10.4 (refiled as Exhibit 10.2 to the form 10-Q filed on November 4, 2010 and as Exhibit 10.35 to the Form 10-K filed February 25, 2011)	through November 23, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel